EXHIBIT 3(b)
                               BY-LAW AMENDMENTS


The second sentence of Section 3.01 of the By-Laws of the Corporation was amended to reduce the number of authorized directors to eight (8) effective April 13, 1993, to increase the number of authorized directors to nine (9) effective September 1, 1993, and to increase the number of authorized directors to ten (10) effective December 7, 1993.